UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-54888

CUSIP NUMBER
98872D 10 0

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

on of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PURA NATURALS, INC.

Full Name of Registrant

Former Name if Applicable

23101 Lake Center Drive, Suite 100

Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is in the process of finalizing the operating results of its 2017 calendar year.  The information could not be assembled and analyzed without unreasonable effort to the registrant.  The Form 10K will be filed as soon as practicable and within the 15 day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Doherty	(855)	326-8537
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the year ended December 31, 2017 is expected to be $451,381 compared to $400,465 for the year ended December 31, 2016. General and administrative expense for the twelve months ended December 31, 2017 is expected to be $4,360,432 compared to $1,517,389 for the twelve months ended December 31, 2016. Interest expense is expected to be $1,399,860 for the twelve months ended December 31, 2017 compared to $145,150 for the twelve months ended December 31, 2016. Net loss for the twelve months ended December 31, 2017 is expected to be $4,979,910 compared to net loss of $1,557,796 for the twelve months ended December 31, 2016.

PURA NATURALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PURA NATURALS, INC.
April 2, 2018	By: /s/ Robert Doherty
Robert Doherty Chief Executive Officer